BLANK ROME LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-0208

January 15, 2010

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Berkshire Bancorp, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the Period Ended September 30, 2009
File No. 000-13649

Dear Mr. Vaughn:

This will confirm our telephone conversation today regarding the timing of the responses of  my client, Berkshire Bancorp Inc. (“Berkshire”), to the  comments contained in your letter to Berkshire, which Berkshire received on December 17, 2009.

As I advised you during our conversation, inasmuch as Berkshire’s accountants have not yet completed their review of the responses, Berkshire informs me that it will respond to your comments on or before January 22, 2010.

Please call me at (212) 885-5565 if you have any questions.

Very truly yours,

/s/ Emanuel J. Adler
Emanuel J. Adler